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                            August 8, 2023

       Kent Rodriguez
       Chief Executive Officer, President
       Groove Botanicals Inc.
       310 Fourth Avenue South, Suite 7000
       Minneapolis, MN 55415

                                                        Re: Groove Botanicals
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed July 25, 2023
                                                            File No. 000-23476

       Dear Kent Rodriguez:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2023 letter.

       Amendment No. 1 to Registration Statement on Form 10-12G filed July 25, 2023

       Item 14. Changes in and Disagreements with Accountants on Accounting and Financial
       Disclosure, page 17

   1. We read your response to prior comment 1, and do not agree with your assertion that no disclosure as required
by Item 304(a)(1), (2) and (3) of Regulation S-K regarding Changes in and Disagreements
with Accountants on Accounting and Financial Disclosure is
                                                        required. Specifically,
we note the following:

                                                              Although you
state in your response that TAAD LLP did not complete an audit or issue any report,
an audit opinion issued by TAAD LLP, dated April 12, 2023, on your financial
statements for the years ended March 31, 2022 and 2021 was included
 Kent Rodriguez
Groove Botanicals Inc.
August 8, 2023
Page 2
              in the Form 10 you filed on April 13, 2023. If TADD LLP did not issue this audit report, please explain to us why you included such a report in the relevant filing.
                You engaged TAAD LLP as your principal accountant to audit your financial statements and the disclosure required by Item 304(a) of Regulation S-K is required even if TAAD LLP did not complete an audit or issue any report.
                You engaged B F Borgers, CPA, PC to audit your financial statements for the years ended March 31, 2023 and 2022 and their report dated June 15, 2023 is included in your current registration statement. Thus it appears you engaged a new independent accountant as the principal independent accountant to audit your financial statements for those periods.

         As previously requested, revise your registration statement to include all of the disclosures required by Item 304(a)(1), (2), and (3) of Regulation S-K and file the former
         accountant   s letter contemplated by Item 304(a)(3) of Regulation S-K
as an exhibit to
         your registration statement.

         You must provide the disclosures required by Item 304(b) of Regulation S-K, only if in connection with the change in accountants subject to Item 304(a) of Regulation S-K, there was any disagreement of the type described in paragraph (a)(1)(iv) or any reportable event as described in paragraph (a)(1)(v) of Item 304(a).
Exhibits

2. We note that in response to comment 6, you filed your Articles of Incorporation and
         Amended Articles of Incorporation. However, there appears no such amendment to reflect the change of the company's name to "Groove Botanicals Inc." Under "Organizational
         History" on page 3 you disclose that on "May 14, 2018, the Corporation changed our name from Avalon Oil and Gas, Inc., to Groove Botanicals, Inc." Please file an Amended
         Articles of Incorporation that reflects your current name.
3. You disclose on page 27 that on July 18, 2022 Letter Agreements were drafted between the Company and the debtholder on both a $40,000 Convertible Promissory
Note issued
       on March 5, 2021 and a $60,000 Convertible Promissory Note issued March 7, 2022,
FirstName LastNameKent Rodriguez
       which establishes the settlement of each debt once the Company   s Form
10 goes effective.
Comapany   NameGroove
       Please              Botanicalsestablishing
              file these agreements   Inc.        settlement of such debts. See
Item 601(b)(4) of
       Regulation   S-K.
August 8, 2023 Page 2
FirstName LastName
 Kent Rodriguez
FirstName  LastNameKent Rodriguez
Groove Botanicals Inc.
Comapany
August     NameGroove Botanicals Inc.
       8, 2023
August
Page 3 8, 2023 Page 3
FirstName LastName
       You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Robert Babula,
Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Jack Brannelly